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                               August 11, 2023

       Robert McBey
       Chief Executive Officer
       Calculator New Pubco, Inc.
       4221 W. Boy Scout Blvd. Suite 300
       Tampa, FL 33607

                                                        Re: Calculator New
Pubco, Inc.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-4
                                                            Filed August 10,
2023
                                                            File No. 333-271665

       Dear Robert McBey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2023 letter.

       Amended Form S-4/A Filed August 10, 2023

       Updated Projections, page 112

   1. Revise this risk factor to discuss how the "updated projections" generally presented
                                                        "reduced projections
for increase in customers and brokers" when the projections appear to anticipate even more
significant growth in total revenues in years 3-5 than in the initial projections.
 Robert McBey
FirstName  LastNameRobert
Calculator New Pubco, Inc. McBey
Comapany
August 11, NameCalculator
           2023           New Pubco, Inc.
August
Page 2 11, 2023 Page 2
FirstName LastName
Loan Portfolio Revenues, page 116

2. We note your response to prior comment 9. However, we are not able to locate a discussion of factors that could prevent your ability to meet the growth targets in the projections. In this case, since the projections are based upon an increase in the number of
         "sales and business oriented personnel," discuss the risk associated with an inability to effectively hire or integrate the new staff upon your ability to reach these projections.
Recommendation of the Quantum Board, page 119

3. We note the risk factor on page 69 that notes that the projections prepared by AtlasClear are subject to substantial assumptions and uncertainties. We also note that the projections assume growth of between 35% and 73% in the first full year of operations, and continue to assume substantial growth rates going forward. Please disclose whether Quantum's board was aware of the projections, assumptions supporting the projections, and uncertainties, and whether the board considered those factors in making its recommendation to shareholders to approve the transaction. Alternatively, if the board did not rely on the projections, or consider the uncertainties, so state and explain why the board did not consider the projections and an evaluation of the reasonableness of the projections in making its recommendation.
       You may contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor, Legal Branch Chief, at 202-
551-3419 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Jason Simon